Exhibit 99.51

Kirkham Geosystems Ltd.
	6331 Palace Place	Phone: (604) 529-1070
	Burnaby, B.C.	gdkirkham@shaw.ca
V5E 1Z6

CERTIFICATE OF AUTHOR

I, Shane Tad Crowie, P.Eng., do hereby certify that:

1)	I am employed as a Senior Metallurgist with JDS Energy and Mining with an office at Suite 900 – 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2.

2)	This certificate applies to the technical report entitled “NI 43-101 Technical Report, Soracaya Project, Potosi, Bolivia” with an effective date of January 1, 2024 (the “Technical Report”) prepared for Santacruz Silver Mining Ltd. (the “Issuer”).

3)	I am a graduate of the University of British Columbia in 2001, with a B.A.Sc. in Mining and Mineral Process Engineering. I have practiced my profession continuously since 2001.

I have been involved with various mining projects and studies; where I have performed, technical, operations and management positions at mines in Canada. I have been responsible for recovery optimization projects, capital improvement projects, budgeting, planning and pilot plant operations. I also have been responsible for writing technical reports, managing metallurgical testwork, and performing due diligence audits on mines and development properties.

4)	I am a member in good standing of the Engineers and Geoscientists of British Columbia (#34052).

5)	I have not visited the property.

6)	In the Technical Report, I am responsible for section 13.

7)	I have not had prior involvement with the Soracaya property. I have had prior involvement with the Issuer and the property as author of the technical reports entitled:

●	NI 43-101 Technical Report, Porco Project, Potosi, Bolivia, with an effective date of 21 December 2021

NI 43-101 Technical Report, Caballo Blanco Project, Potosi, Bolivai, with an effective date of 21 December 2021

●	NI 43-101 Technical Report, Bolivar Project, Potosi, Bolivia with effective date 21 December 2021,

●	NI 43-101 Technical Report on the Advanced Project, Porco Mining Operations, Antonio Quijarro Province, Bolivia that has an effective date of January 1, 2024

●	NI 43-101 Technical Report on the Advanced Project, Bolivar Mining Operations, Atequera, Bolivia” that has an effective date of January 1, 2024

●	NI 43-101 Technical Report on the Advanced Project, Caballo Blanco Mining Operations, near Potosi, Bolivia” that has an effective date of January 1, 2024

8)	I am independent of Santacruz Silver Mining Ltd. as defined in Section 1.5 of National Instrument 43-101.

9)	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I fulfil the requirements of a Qualified Person as defined in National Instrument 43-101.

10)	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report and that this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11)	I have read the Technical Report, National Instrument 43-101- Standards for Disclosure of Mineral Projects and Form 43-101F1. This Technical Report has been prepared in compliance with that instrument and form.

Effective Date: January 1, 2024

Signed Date: October 4, 2024

“original signed and sealed by Tad Crowie, P.Eng.”
Shane Tad Crowie, P.Eng.
JDS Energy and Mining Ltd.